Exhibit 99.2

Exhibit No.	Exhibits

99.2	Acceptance of the resignation of Mr. Atsuhisa Shirai as director of the Company, effective immediately;

Election of Mr. Junichi Igarashi as director of the Company to hold office effective immediately and for the unexpired term of his predecessor in office, Mr. Atsuhisa Shirai;

Appointment of Mr. Junichi Igarashi, vice Mr. Atsuhisa Shirai, as member of the Governance and Nomination, Risk, Executive Compensation and Technology Strategy Committees, and as advisor of the Audit Committee of the Board of Directors;

Appointment of Ms. Anabelle L. Chua as Chief Risk Management Officer effective immediately, concurrent with her position as Chief Financial Officer;

Extension of the effective date of retirement from employment of Atty. Ma. Lourdes C. Rausa-Chan, General Counsel, Corporate Secretary and Chief Governance Officer from July 31, 2018 to November 30, 2018;

Retention of Atty. Ma. Lourdes C. Rausa-Chan as Corporate Secretary and Chief Governance Officer who will continue to serve as such for the unexpired term of her appointment to said offices or any extension thereof as may be approved by the Board of Directors; and

Appointment of Atty. Marilyn V. Aquino as Chief Legal Counsel effective December 1, 2018;

August 9, 2018

Philippine Stock Exchange

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention:	Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, we submit herewith a copy of SEC Form 17-C with respect to certain discloseable events/information.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

August 9, 2018

Securities & Exchange Commission

Secretariat Building, PICC Complex

Roxas Boulevard, Pasay City

Attention:	Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of SEC Form 17-C with respect to certain discloseable events/information.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T		I	N	C.
(F	O	R	M	E	R	L	Y	P	H	I	L	I	P	P	I	N	E		L	O	N	G
D	I	S	T	A	N	C	E	T	E	L	E	P	H	O	N	E		C	O	M	P	A	N	Y)

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
8168534

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,679 As of June 30, 2018	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Ma. Lourdes C. Rausa-Chan	lrchan@pldt.com.ph	8168553
Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	August 9, 2018
Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.
Exact name of issuer as specified in its charter

5.	PHILIPPINES	6. ____________ (SEC Use Only)
	Province, country or other jurisdiction of Incorporation	Industry Classification Code

7.	Ramon Cojuangco Building, Makati Avenue, Makati City	1200
	Address of principal office	Postal Code

8.	(632) 816-8553
Issuer's telephone number, including area code

9.	Not Applicable
Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

11.  Item 9 (Other Events)

We disclose that at the meeting of the Board of Directors of PLDT Inc. (respectively, the “Board” and the “Company”) held on August 9, 2018:

1.

The Board accepted the resignation of Mr. Atsuhisa Shirai as director of the Company, effective at the close of business on August 8, 2018. The Board expressed their gratitude to Mr. Shirai for his invaluable contribution and wished him continued success in his other endeavours.

The resignation of Mr. Shirai is not expected to have any significant impact on the Company’s current or future operations, financial position or results of operations.

2.

As recommended by the Governance and Nomination Committee which conducted the screening process and determined that director-nominee Mr. Junichi Igarashi possesses all the qualifications and have none of the disqualifications for directorship, the Board elected Mr. Junichi Igarashi as director of the Company to hold office effective immediately and for the unexpired term of his predecessor in office, Mr. Atsuhisa Shirai.

Mr. Junichi Igarashi was also appointed, vice Mr. Shirai, as member of the Governance and Nomination, Risk, Executive Compensation and Technology Strategy Committees, and as Advisor of the Audit Committee of the Board of Directors, effective immediately.

Mr. Junichi Igarashi is the Director, Smart Life Business Division of NTT DOCOMO, INC. Prior to that, he served as General Manager of DOCOMO Europe Inc. from July 2013 to June 2016, Director, Global Business Division of NTT DOCOMO, INC. from May 2006 to June 2013, Business Development Director and Head of Japanese Corporate Sales Division of StartHub Inc. from January 2005 to May 2006 and from January 2003 to May 2006, respectively.

Mr. Igarashi has 29 years experience in the telecommunications industry (fixed and mobile network, SI, mobile applications). He started as an engineer and gained various professional experience in the areas of human resources, corporate sales, business planning and development and administration. He also has 10 years of working experience with GSM technical strategy team and global MNOs as NTT DOCOMO, INC. representative.

Mr. Igarashi graduated with a Bachelor of Engineering (Mechanical Engineering) Degree from The University of Tokyo.  He obtained his Master of Business Administration Degree from The University of Michigan and Master of Engineering Degree (Mechanical Engineering) from The University of Tokyo.

3.	The Board appointed Ms. Anabelle L. Chua as Chief Risk Management Officer effective immediately, concurrent to her position as Chief Financial Officer.

4.

The Board approved the extension of the effective date of retirement from employment of Atty. Ma. Lourdes C. Rausa-Chan, the incumbent General Counsel, Corporate Secretary and Chief Governance Officer, from July 31, 2018 to November 30, 2018. Atty. Rausa-Chan will cease to be the General Counsel effective on November 30, 2018.

The Board approved the retention of Atty. Rausa-Chan as Corporate Secretary and Chief Governance Officer who will continue to serve as such for the unexpired term of her appointment to said offices or any extension thereof as may be approved by the Board.

The Board approved the appointment of Atty. Marilyn A. Victorio-Aquino as Chief Legal Counsel effective December 1, 2018.

Atty. Marilyn A. Victorio-Aquino joined First Pacific Company Limited (“First Pacific”) in 2012 as Assistant Director and was appointed as its Chief Risk Officer in August 2016. She holds various positions in Philippine subsidiaries and affiliates of First Pacific, including President and Chief Executive Officer of MetroPac Movers Inc., the logistics company of Metro Pacific Investments Corporation, President of First Coconut Manufacturing Inc., and director of Philex Mining Corporation and PXP Energy Corporation, which are PSE-listed companies, Philex Gold Philippines, Inc., Silangan Mindanao Mining Company, Inc. and Maynilad Water Services, Inc. She is also a director of Lepanto Consolidated Mining Company.

Prior to joining First Pacific, Atty. Victorio-Aquino retired as a Senior Partner at Sycip Salazar Hernandez and Gatmaitan Law Offices (SyCipLaw). She joined SycipLaw in 1980 and was admitted as Partner in 1989. Her practice areas were mining and natural resources, investments, mergers and acquisitions, construction and infrastructure, and project finance and securities, where she acted as legal counsel and represented local and foreign clients in respect of some of the largest projects and transactions in the Philippines.

Atty. Victorio-Aquino graduated cum laude (class salutatorian) from the University of the Philippines with a Bachelor of Laws Degree in 1980, placed second in the Philippine Bar Examinations and was admitted to the Philippine Bar in 1981. She obtained her Bachelor of Arts Degree from the University of Sto. Tomas. She is a member of the International Pacific Bar Association, Women Lawyers Circle, Fideracion International de Abogadas, Philippine Bar Association and Integrated Bar of the Philippines.

5.	The Board confirmed the appointment of the following officers:

Name	Position	Effectivity Date
1.Luis S. Reñon	First Vice President/Head of Internal Audit and Fraud Risk Management	July 1, 2018
2.Charles Louis L. Orcena	Vice President - Advanced Data Analytics	July 9, 2018
3.Radames Vittorio B. Zalameda	Vice President/Head of Network Planning and Engineering Integration	January 1, 2018

Mr. Luis S. Reńon was the Emerging Markets Chief Finance Officer of Pfizer Inc. handling teams across the Philippines, Thailand, Malaysia, Indonesia, Vietnam, and Pakistan, prior to joining PLDT in July 2018. He started his professional career in Audit and Business Advisory in Ernst & Young Manila and Singapore for six years. He then moved to Novartis Asia Pacific in Singapore where he acted as a Regional Auditor and Team Leader, managing APAC auditors in conducting business review and compliance test of operations in Asia Pacific and Europe. He moved back to the Philippines in 2000 where he became the Head of Finance, Administration and Operations in Novartis’ Animal Health Business Unit.  He pursued a rewarding career in Wyeth Philippines and Pfizer, Inc., where he took on various roles in Strategic Planning and Business Finance. He served as Pfizer’s Country CFO in 2011 during the Pfizer-Wyeth integration and as Emerging Markets CFO in 2014. Mr. Reñon is a Certified Public Accountant. He completed his Bachelor’s Degree in Commerce, Major in Accounting at Araullo University, and his Master’s Degree in Business Administration at Ateneo de Manila University, where he garnered the Gold Medalist Award. He attended the Management Development Program of the Asian Institute of Management in 2005 and the Financial Excellence Program of Harvard Business School in 2002.

Mr. Charles Louis L. Orcena was the Industry Consultant of Think Big Analytics, a Teradata Company, prior to joining PLDT in July 2018.  He was the Chief Operations Officer of Solucient Philippines, Inc. from July 2007 to August 2013, Director-Technology, Analytics, Operations, Engineering of Entertainment Gateway Group from 2004 to 2007, Consulting Practice Director of CORETECH Consulting Inc. Philippines from 2001 to 2004 and Business Systems Analyst/Technology Consultant of Philip Morris Inc. Philippines from 1997 to 2001. Mr. Orcena obtained his Bachelor of Science Degree in Computer Engineering from Polytechnic University of the Philippines and attended graduate studies in Information Management from Ateneo de Manila University.

Mr. Radames Vittorio B. Zalameda spent the past eighteen 18 years of his career in leadership roles across Asia Pacific, Middle East and Africa with Nokia. He was the Lead Business Operations Manager and Senior Project Manager at Nokia Networks, South Africa, where he led global services for Network Planning and Optimization prior to joining PLDT in January 2018. He served as Professional Services Solution Architect and Service Business Manager of Nokia Siemens Networks, South Africa from April 2011 to 2014, Senior NPO Project Manager and NPO Solution Consultant of PT Nokia Siemens Networks, Telkomsel CT Indonesia from April 2007 to March 2011, Senior Network Planning Project Manager of PT Nokia, Telkomsel CT Indonesia from September 2006 to April 2007, Head of NPO RAN for APAC Region of Nokia Pte Ltd, Singapore from March 2005 to August 2006, Network Planning Project Manager and Network Performance Expert of PT Nokia Indonesia, CT Indosat from 2003 to 2005 and Senior Network Planning and Performance Engineer of Nokia Philippines, CT Globe from 1999 to 2003. Mr. Zalameda obtained his Bachelor of Science Degree in Electronics and Communication Engineering from Mapua Institute of Technology.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PLDT INC.

By:

/s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

August 9, 2018

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT Inc.
By	:	/s/ Ma. Lourdes C. Rausa-Chan
Name	:	Ma. Lourdes C. Rausa-Chan
Title	:	Senior Vice President and Corporate Secretary

Date:  August 9, 2018